IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

April 16, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No.11 to Registration Statement on Form S-4
Filed March 28, 2025
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated April 10, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 11 to Registration Statement on Form S-4

Comparative Per Share Information, page 21

1.	You refer to historical book value per share and pro forma combined book value per IGTA share in the opening paragraphs of this disclosure, however, no book value per share information is provided. Please explain or revise to remove this reference.

Response: The disclosures on pages 21 of the Amended Registration Statement have been revised in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statements of Operations for the Three Months Ended December 31, 2024, page 179

2.

Please tell us why you included a pro forma statement of operations for the three months ended December 31, 2024, or revise to remove. Refer to Rule 11-01(c)(3) of Regulation S-X. Similarly, revise the comparative per share information on page 21 to remove the column for AgileAlgo’s per share data for the three months ended December 31, 2024 and instead include AgileAlgo’s per share information for the year ended September 30, 2024. In addition, revise the pro forma columns in such table to reflect the pro forma per share information as per the pro forma statement of operations for the year ended, December 31, 2024. Lastly, opening paragraphs to the pro forma financial statements and the comparative per share data should also be revised to reflect these changes.

Response: The pro forma statement of operations for the three months ended December 31, 2024 has been removed. AgileAlgo’s per share information for the year ended September 30, 2024 has been included in the comparative per share information. The pro forma columns in such table have been revised to reflect the pro forma share the pro forma per share information as per the pro forma statement of operations for the year ended December 31, 2024. The disclosures on pages 21, 173 and 179 of the Amended Registration Statement have been revised in accordance with the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 182

3.	We note in response to prior comment 1, you reclassified both IGTA and AgileAlgo’s unpaid transaction costs such that they are now reflected as general and administrative expenses in the pro forma statement of operations and accumulated deficit in the pro forma balance sheet. Please explain why you reclassified AgileAlgo’s transaction costs. In your response, clarify what is meant by the reference to “these costs” in your response where you indicate these costs will be the SPAC’s responsibility. In this regard, specifically address whether the SPAC will pay the settlement costs for both IGTA and AgileAlgo.

Response: The unpaid transaction costs incurred by AgileAlgo are charged directly to equity and recorded as direct costs against the proceeds of the offering under SAB Topic 5.A. Such disclosure has been accordingly revised. “These costs” are only related to the transaction costs incurred and borne by IGTA. The SPAC will pay the settlement costs for IGTA only. The disclosures on page 177, 178, 179 and 182 of the Amended Registration Statement have been revised in accordance with the Staff’s comment.

4.	Please explain why pro forma adjustments (4a), (4b) and (4c) include an adjustment of $1,061 for AgileAlgo ordinary shares or revise as necessary.

Response: The adjustment of $1,061 for AgileAlgo ordinary shares is related to adjustment (5), which represents the recapitalization of AgileAlgo’s equity, upon the completion of Business Combination. The referenced disclosures on page 178 of the Amended Registration Statement have been revised in accordance with the Staff’s comment.

Executive Compensation of Agile Algo, page 202

5.	We note your disclosure that states “Subject to onboarding of five paying clients, each exceeding S$50,000 in annual recurring revenues, AgileAlgo will pay a basic salary of S$60,000 per annum” for Lee Wei Chiang Francis. However, this appears to conflict with the terms of the employment agreement which state Mr. Francis’ payout would be S$85,000 for reaching that milestone. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment, and has refiled the referenced exhibit to be revised to specify S$ for denoting Singapore dollars, and which indicates the monthly salary of S$5,000 (which similarly indicates a twelve month salary of S$60,000). Please see revised Exhibit 10.33 to the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 206

6.	Please revise the footnotes to the table on page 206 to identify the natural person(s) with voting and/or dispositive control over the Inception Growth shares held by AQR Capital Management, LLC/AQR Capital Management Holdings, LLC/AQR Arbitrage, LLC.

Response: The Schedule 13G filed by AQR Capital Management, LLC, AQR Capital Management Holdings, LLC and AQR Arbitrage, LLC on February 14, 2024 does not identify the natural person(s) who have or share voting and/or dispositive control over the Inception Growth shares held by any of these three entities. Inception Growth has used commercially reasonable efforts to ascertain such identities, without success. Accordingly, Inception Growth is unable to provide the additional information requested by the Staff.

AgileAlgo Holdings Ltd. Notes to Condensed Consolidated Financial Statements for the Three Months Ended December 31, 2024 and 2023

Note 12. Events After Reporting Period, page F-49

7.	Please revise to include a discussion of the amount and terms related to the February and March 2025 shareholder loans with Messrs Tay and Lee. In addition, revise to disclose the date through which the subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 850-10-50-1 and 50-2.

Response: The disclosure on pages 159-160 and F-50 of the Amended Registration Statement have been revised in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence regarding the Company to Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 (917) 974-3190, on behalf of Inception Growth, and Nahal A. Nellis of Ellenoff Grossman & Schole LLP at nnellis@egsllp.com or +1 (917) 975-4338, on behalf of AgileAlgo, if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director

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